SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       Navistar International Corporation
                                (Name of Issuer)

                         Common Stock, Par Value $0.10
                         (Title of Class of Securities)

                                   63934E108
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 2011

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment Number 2 to the Schedule 13D relating to the Common Stock, par value $0.10 (the "Shares"), issued by Navistar International Corporation (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 13, 2011, as amended by the Amendment Number One to Schedule 13D, filed with the SEC, on November 2, 2011 (together, the "Schedule13D"), on behalf of the Reporting Persons (as defined in the Initial 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     After conversations between representatives of the Reporting Persons and of the Issuer, the Issuer and Reporting Persons entered into an agreement dated November 14, 2011, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by the addition of the following:

     On November 14, 2011, the Reporting Persons and the Issuer entered into an agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1 Agreement between the Reporting Persons and the Issuer, dated as of November 14, 2011.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  15,  2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





 [Signature Page of Schedule 13D - Navistar International Corporation Amendment
              No. 2 re Agreement to Declassify Board of Directors]

                                   EXHIBIT 1

                                                                  EXECUTION COPY

                                   AGREEMENT

     This Agreement, dated November 14, 2011 (this "Agreement"), is by and among the persons and entities listed on Schedule A (collectively, the "Icahn Group", and individually a "member" of the Icahn Group) and Navistar International
Corporation (the "Company"). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

     1. Declassification of Board. The Company agrees that it will hold its 2012 annual meeting of stockholders (the "2012 Annual Meeting") not later than March 31, 2012. In connection with the 2012 Annual Meeting, the Company agrees to and shall: (i) submit a resolution (in a form reasonably acceptable to the Icahn Group) to its stockholders at the 2012 Annual Meeting to amend the Company's restated certificate of incorporation, as amended, to declassify the Company's board of directors (the "Board") and provide for the annual election of all directors (the "Declassification Proposal") and (ii) if the Declassification Proposal is approved by the stockholders, amend such restated certificate of incorporation effective prior to the vote provided for in the following sentence to reflect the approval of such Declassification Proposal. If the Declassification Proposal is approved by the Company's stockholders at the 2012 Annual Meeting, then the first of such annual elections shall take place at the 2012 Annual Meeting, at which directors shall be elected for a one-year term, and at all subsequent annual meetings, directors will be elected to a one-year term. The Company agrees that if the Declassification Proposal is approved by the Company's stockholders at the 2012 Annual Meeting, then at least six (6) directorships will be vacant to be filled at the 2013 Annual Meeting (as defined below) and the Board will be composed of not more than a total of eleven (11) directorships. The Company agrees that its 2013 Annual Meeting will be held no later than March 31, 2013. The Company shall include the Declassification Proposal in its notice of meeting and its proxy statement for the 2012 Annual Meeting and shall recommend to stockholders that they approve and adopt the Declassification Proposal.

     2.  2012  Annual  Meeting  and  Other  Matters.

     (a) So long as the Company has complied and is complying with its obligations set forth in this Agreement, from and after the date hereof, no member of the Icahn Group shall, directly or indirectly, and each member of the Icahn Group shall cause each Affiliate (as such term is defined below) of any such members (such Affiliates, collectively and individually, the "Icahn Affiliates") not to, directly or indirectly, (i) solicit proxies or written consents of stockholders, or conduct any other type of referendum (binding or non-binding) with respect to the Voting Securities (as defined below), or from the holders of the Voting Securities, any time prior to or at the 2012 Annual Meeting or become a "participant" (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in or assist any third party in any "solicitation" of any proxy, consent or other authority (as such terms are defined under the Exchange Act) to vote any shares of the Voting Securities for use at any time prior to or at the 2012 Annual Meeting, (ii) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any other type of referendum at any time prior to or at the 2012 Annual Meeting, (iii) form or join in a partnership, limited partnership, syndicate or other group, including without limitation a group as defined under Section 13(d) of the Exchange Act, with respect to the Voting Securities, or otherwise support or participate in any effort by a third party with respect to the matters set forth in clause (i) above any time prior to or at the 2012 Annual Meeting, (iv) present any proposal for consideration for action by stockholders or propose any nominee for election to the Board at any time prior to or at the 2012 Annual Meeting, (v) grant any proxy, consent or other authority to vote with respect to any matters at any time prior to or at the 2012 Annual Meeting (other than to the named proxies included in the Company's proxy card for the 2012 Annual Meeting) or deposit any of the Voting Securities held by the Icahn Group or the Icahn Affiliates in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to the 2012 Annual Meeting except as provided in
Section 2(b) below, (vi) make any request under Section 220 of the Delaware General Corporation Law at any time prior to the 2012 Annual Meeting or (vii) at any time prior to the 2012 Annual Meeting, unless the Company makes, announces or proposes a material change in its business or strategies, make, or cause to be made, any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or is critical of, the Company, its officers or its directors. The Icahn Group's obligations set forth in this Section 2(a) shall be null and void and shall terminate immediately if the Company announces any proposals to be considered by stockholders at the 2012 Annual Meeting, other than the Annual Meeting Proposals (as defined below), or if the 2012 Annual Meeting is not held on or prior to March 31, 2012. As of the date hereof, the only proposals known to the Company to be considered by stockholders at the 2012 Annual Meeting are the Annual Meeting Proposals. As used in this Agreement: (A) the term "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, (B) the terms "person" or "persons" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature and (C) the term "Voting Securities" shall mean the common stock, par value $0.10 per share, of the Company (the "Common Stock") and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

     (b) So long as the Company has complied and is complying with its obligations set forth in this Agreement, each member of the Icahn Group shall
(1) cause, in the case of all Voting Securities owned of record, and (2) instruct the record owner, in the case of all shares of Voting Securities beneficially owned but not owned of record, directly or indirectly, by it, or by any Icahn Affiliate, as of the record date for the 2012 Annual Meeting, in each case that are entitled to vote at the 2012 Annual Meeting, to be present for quorum purposes and to be voted, at the 2012 Annual Meeting or at any adjournments or postponements thereof (but not later than March 31, 2012), (i) for up to three (3) directors nominated by the Board for election at the 2012 Annual Meeting and (ii) shall vote (or cause to be voted) in accordance with the recommendation of the Board for (x) the ratification of the appointment of the Company's independent public accounting firm and (y) the Declassification
Proposal; the Icahn Group may vote at its discretion with respect to the Company's say-on-pay proposal (clauses (i) and (ii) collectively, the "Annual Meeting Proposals").

     (c) From the date hereof through the date of the Company's 2013 annual meeting of stockholders (the "2013 Annual Meeting"):

          (i) So long as the Company has complied and is complying with its obligations set forth in this Agreement, each member of the Icahn Group agrees (and agrees to cause each Icahn Affiliate to comply with the provisions of this Section 2(c)(i)) that, prior to acquiring (in the aggregate with all other members of the Icahn Group and all Icahn Affiliates) direct or indirect Beneficial Ownership of Voting Securities that would exceed 14.99% of the then total outstanding Voting Securities (the "Ownership Limit"), the Icahn Group shall provide at least ten (10) days' prior written notice to the Company of its bona fide intention to acquire, or actual acquisition of, Voting Securities in excess of the Ownership Limit. For purposes of this Section 2(c), acquisition of "Beneficial Ownership of Voting Securities" means acquisition of: (i) Voting Securities, (ii) rights or options to own or acquire any Voting Securities (whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise) and (iii) any other economic exposure to Voting Securities, including, without limitation, through any derivative transaction that gives any such person or any of such person's Affiliates the economic equivalent of ownership of an amount of Voting
     Securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Voting Securities, or which provides such person or any of such person's Affiliates an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any change in the value of Voting Securities, in any case without regard to whether (x) such derivative conveys any voting rights in Voting Securities to such person or any of such person's Affiliates, (y) the derivative is required to be, or capable of being, settled through delivery of Voting Securities, or (z) such person or any of such person's Affiliates may have entered into other transactions that hedge the economic effect of such Beneficial Ownership of Voting Securities; provided, however, that a person shall not acquire Beneficial Ownership of Voting
     Securities as a result of a revocable proxy given to such person in response to a public proxy or consent solicitation; and

          (ii) The Company shall not adopt any stockholder rights agreement, commonly known as a "poison pill", or other device, that restricts or limits, or has the effect of restricting or limiting (including, without limitation, as the result of dilution), the Beneficial Ownership of Voting Securities by the Icahn Group (together with the Icahn Affiliates) at or below the Ownership Limit.

     (d) From and after the date hereof until the completion of the 2013 Annual Meeting and the installation of the Board elected at such meeting, the Company agrees that it shall take no action and no action shall be taken to increase the size of the Board above eleven (11) directors, each having one vote on all matters.

     (e) If the Declassification Proposal is not approved by the requisite number of stockholders at the 2012 Annual Meeting held on or prior to March 31, 2012, then the obligations of the Company and the Icahn Group set forth in this
Section  2  shall  be  null  and  void  and  of  no  further  force  or  effect.

     3. Public Announcement. The Company shall announce this Agreement and the material terms hereof by means of a press release in the form attached hereto as Exhibit A (the "Press Release") as soon as practicable on or after the date hereof. Neither the Company nor the Icahn Group shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. The Company acknowledges that the Icahn Group will comply with its obligations under
Section 13(d) of the Exchange Act and intends to file this Agreement as an exhibit to its Schedule 13D.

     4. Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that:

     (a) Such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

     (b) This Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms;

     (c) This Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

     5. Representations and Warranties of Icahn Group. Each member of the Icahn Group jointly represents and warrants that, as of the date of this Agreement,
(i) they collectively beneficially own and/or have an economic exposure to, including without limitation, through derivative transactions described in
Section 2(c) above, an aggregate of 7,251,426 shares of Common Stock and (ii) except for such ownership or exposure, no member of the Icahn Group, individually or in the aggregate with all other Icahn Members and Icahn Affiliates, has any other direct or indirect beneficial ownership of, and/or economic exposure to, any Voting Securities (or rights or options to own or acquire any Voting Securities (as described in Section 2(c) above), including, without limitation, through any derivative transaction described in Section 2(c) above.

     6. Representation and Warranties of the Company. As of the date of this Agreement, the Company represents and warrants to the Icahn Group that the Board is composed of ten (10) directors and there are no vacancies.

     7. Miscellaneous. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such parties' principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING WITHOUT LIMITATION VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

     8. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     9. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

     10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy and email is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

          if to the Company: Navistar International Corporation

               4201 Winfield Road
               Warrenville, Illinois 60555
               Attention:  Curt Kramer
               Facsimile: (630) 753-3186

          With a copy to (which shall not constitute notice):

               Skadden, Arps, Slate, Meagher & Flom LLP
               155 N. Wacker Drive
               Suite 2700
               Chicago, Illinois 60606
               Facsimile:  (312) 407-0411
               Attention:  Charles W. Mulaney, Jr.
                           Richard C. Witzel, Jr.

          if to the Icahn Group: Icahn Associates Corp.

               767 Fifth Avenue, 47th Floor
               New York, New York 10153
               Attention:  Keith Cozza
               Facsimile:  (212) 688-1158

          With a copy to (which shall not constitute notice):

               Icahn Associates Corp.
               767 Fifth Avenue, 47th Floor
               New York, New York 10153
               Attention:  Keith Schaitkin
               Facsimile:  (212) 688-1158

     11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

     12. Counterparts. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     13. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement. This Agreement, however, shall be binding on successors of the parties hereto.

     14. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

     15. Fees and Expenses. Neither the Company, on the one hand, nor the Icahn Group, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

     16. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                            [Signature Page Follows]

                    [Signature Page to Settlement Agreement]

     IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

                                              NAVISTAR INTERNATIONAL CORPORATION


                                              By:  _____________________________
                                                    Name:
                                                    Title:

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  __________________________
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  _______________________
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer





___________________________
Carl C. Icahn

                                   SCHEDULE A
                                  ------------

Barberry Corp.
Beckton Corp.
Carl C. Icahn
Icahn Capital LP
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Icahn Offshore LP
Icahn Onshore LP
Icahn Partners LP
Icahn Partners Master Fund LP
Icahn Partners Master Fund II LP
Icahn Partners Master Fund III LP
IPH GP LLC
High River Limited Partnership
Hopper Investments LLC

                                   EXHIBIT A

                                [PRESS RELEASE]

NAVISTAR ANNOUNCES AGREEMENT WITH INVESTOR CARL ICAHN

     COMPANY TO DESTAGGER BOARD TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

     MAJORITY OF BOARD TO BE ELECTED TO ONE-YEAR TERMS AT THE 2013 ANNUAL
     MEETING

     ICAHN WILL NOT SEEK BOARD REPRESENTATION AND WILL VOTE FOR COMPANY NOMINEES IN 2012

     WARRENVILLE, IL - NOVEMBER 15, 2011 - Navistar International Corporation (NYSE: NAV) today announced that it entered into an agreement with investor Carl Icahn and certain of his affiliates to submit a proposal to its shareholders at its 2012 Annual Meeting of Shareholders to destagger the Board to elect directors on an annual basis. With this agreement, Mr. Icahn agreed not to seek Board representation at the Company's 2012 Annual Meeting and agreed to vote in favor of the Company's nominees for election at the 2012 Annual Meeting "Navistar's Board and management team are committed to acting in the best interests of the Company and all its shareholders, and we believe that the annual election of our directors, without a staggered board, further strengthens our corporate governance practices," said Dan Ustian, Navistar's chairman, president and chief executive officer. "We also are pleased to have reached an agreement with Mr. Icahn that includes his support for our Board nominees for election at our upcoming shareholders meeting."

     If approved by the shareholders, Navistar will begin the annual election process starting with the class of three directors up for election at the 2012 Annual Meeting of Shareholders. Instead of three-year terms, each nominee would be elected to a one-year term at the 2012 Annual Meeting and subsequent annual meetings with a majority of the board being elected to a one-year term at the 2013 Annual Meeting, and all nominees being elected on an annualized cycle as of the 2014 Annual Meeting of Shareholders.

     "We have demonstrated a proven ability to deliver solid earnings, and our future growth prospects are strong in large part due to the strategy and vision of current management and the Board," Ustian said. "We remain intensely focused on delivering value for all shareholders by executing on our strategy, including building a differentiated product offering, enhancing our already strong North American business, growing our global truck and engine businesses, sustaining our global military business, and expanding our parts business."

ABOUT NAVISTAR:

     Navistar International Corporation (NYSE: NAV) is a holding company whose subsidiaries and affiliates produce International brand commercial and military trucks, MaxxForce brand diesel engines, IC Bus brand school and commercial buses, Monaco RV brands of recreational vehicles, and Workhorse brand chassis for motor homes and step vans. It also is a private-label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. The company also provides truck and diesel engine service parts. Another affiliate offers financing services. Additional information is available at www.Navistar.com/newsroom.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the Company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. For a further description of these factors, see Item 1A, Risk Factors of our Form 10-K for the fiscal year ended October 31, 2010, which was filed on December 21, 2010 , and Part II, Item 1A, Risk Factors, included within our Form 10-Q for the period ended July 31, 2011, which was filed on September 7, 2011. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.